Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation

DSS Administrative Group, Inc.	(New York)
Plastic Printing Professionals, Inc.	(New York)
Secuprint Inc.	(New York)
Premier Packaging Corporation	(New York)
DSS Digital Inc.	(New York)
DSS Technology Management, Inc.	(Delaware)
DSS International Inc.	(Nevada)
DSS Asia Limited	(Hong Kong)
DSS Cyber Security Pte Ltd	(Singapore)